P.E. 12/31/06 AR/S 0-01227

Chicago Rivet

Chicago Rivet & Machine Co.
2006 Annual Report

Highlights

	2006	2005	2004
Net Sales and Lease Revenue	$40,369,977	$39,760,756	$39,232,866
Net Income (Loss)	1,120,627	(398,612)	1,523,434
Net Income (Loss) Per Share	1.16	(.41)	1.58
Dividends Per Share	.72	.87	.72
Net Cash Provided by Operating Activities	2,036,841	693,152	2,320,060
Expenditures for Property, Plant and Equipment	1,451,756	647,162	1,359,582
Working Capital	15,242,183	14,839,923	15,222,262
Total Shareholders' Equity	24,003,168	23,578,156	24,817,303
Common Shares Outstanding at Year-End	966,132	966,132	966,132
Shareholders' Equity Per Common Share	24.84	24.40	25.69

Annual Meeting

The annual meeting of shareholders
will be held on May 8, 2007 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois

Management's Report
on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

The past year began on a positive note, as net sales for the first six months increased 9% over the first half of 2005. This growth in sales contributed to the return to profitability in the first two quarters of 2006. However, the second half of the year proved to be more challenging. Net sales in the third and fourth quarters each reflected declines of approximately 6% compared to the same period a year earlier. This resulted in a total net sales increase for 2006 of less than 2% compared to 2005. Despite the lower sales in the second half of the year, we were able to maintain profitability due in part to reductions in various expenditures throughout the year, finishing 2006 with net income per share of $1.16, compared to a year earlier loss. Results in 2006 were adversely impacted by costs related to closing our Jefferson, Iowa fastener manufacturing facility.

2006 Compared to 2005

Net sales within the fastener segment increased $472,000, or 1.4%, during 2006 compared with 2005. The fastener segment started the year relatively strong and reflected an increase in net sales of 11.4% after the second quarter. However, the second half of the year was particularly weak, as sales in the third and fourth quarter declined 8.4% compared to the prior year. The up and down results were tied to changes in demand from our larger automotive customers. Production cuts by domestic automotive companies, in response to high inventory levels and reduced sales forecasts, were largely responsible for the weakness we experienced in the second half of the year. Gross margins within this segment improved by approximately $1,920,000 during 2006, aided by the net increase in sales and the decline of two expense items that had large increases in 2005. Tooling expense declined by more than $1 million during 2006, as cost controls were emphasized and better tool life was achieved during the year, and expediting costs declined by $130,000, returning to more normal levels. Additionally, material cost of sales declined $396,000, primarily due to lower average steel prices during 2006 compared with 2005.

Revenues within the assembly equipment segment increased by $137,116, or 2.4%, to $5,948,579 in 2006, compared with $5,811,463 in 2005. Most of the increase was the result of an improved fourth quarter when net sales increased 11% compared with the fourth quarter of 2005. The improvement was primarily due to an increase in the number of specialty machines shipped during the current year and not the result of an overall improvement in the marketplace. Gross margins for 2006 increased approximately $220,000, benefiting not only from the increase in sales, but also a reduction in labor costs and labor related expenses, due to headcount reductions.

Selling and administrative expenses declined $689,687 during 2006 compared with 2005. Professional fees declined $334,000 in 2006 due to initial procedures performed in 2005 related to compliance with the Sarbanes-Oxley Act of 2002. Selling and administrative expenses incurred in 2005 also included $315,000 to resolve a litigation matter. Expenses were further reduced by $103,000 due to the absence of bankruptcy filings of certain customers in the current year. Finally, salaries and related benefits declined by $84,000, primarily due to turnover and headcount reductions during the year. The reduction in these expense items was partially offset by the increase in profit sharing expense of $100,000, due to the profitable operating results in 2006.

In May of 2006, a decision was made to close our Jefferson, Iowa fastener operation and transfer production activities to our facility in Tyrone, Pennsylvania, to better utilize manufacturing capacity. During the fourth quarter, manufacturing activities in Jefferson concluded. We are currently in the process of selling and or transferring the remaining assets of that location, and anticipate having the building ready for sale in the first quarter of 2007. As of December 31, 2006, a charge of $422,934 has been recorded related to the plant closing. Additional costs associated with the relocation of equipment and disposal of the facility are expected, but the amount and timing of such costs are not known at this time, nor are they expected to be material.

2005 Compared to 2004

During 2005, revenues within the fastener segment increased by nearly $1.5 million, or 4.5%, compared with the prior year. However, a change in product mix, combined with ongoing competitive pressures within our markets, which adversely impacted selling prices, contributed to a decline in gross margins within this segment. Change in product mix was the primary factor causing material costs to increase $1.3 million compared to 2004 and was also the main factor contributing to a $757,000 increase in outside processing services. Labor and fringe benefit costs increased approximately $350,000. Tooling costs increased by approximately $518,000 compared to 2004, primarily due to costs related to the manufacture of new parts used in a number of new automotive platform launches. The Company also incurred an increase of $253,000 related to costs associated with expedited delivery due to shortened customer lead-time requirements.

Weak demand continued to characterize the assembly equipment segment of our business in 2005, contributing to a decline in revenues of $944,000, or 14%, compared to the prior year. We were able to reduce most manufacturing costs in direct proportion to the decline in revenues. Labor and fringe benefit costs declined by $305,000, while raw material costs were $91,000 lower than the prior year. Additionally, most other elements of cost declined as a result of lower volumes. However, the net effect of lower volume was a decline of $491,000 in gross margins.

Selling and administrative expenses increased by $682,000 in 2005 compared to 2004. The single largest factor affecting the change in total expenses in this category between the two years is that during 2004, the Company received a refund of the Michigan single business tax that amounted to $330,000. This refund was the result of a successful appeal of the tax calculation for the prior four years. Professional fees and expenses incurred, primarily related to compliance with the Sarbanes-Oxley Act of 2002, increased by $359,000 during 2005. Legal fees increased approximately $140,000 in 2005, primarily due to protracted litigation that was resolved that year. Bad debt expense increased $73,000, primarily in connection with the bankruptcy of certain customers. These increases were partially offset by reductions in a variety of other expenses; the most significant being a reduction in profit sharing expense of $127,000, due to the decrease in profitability, and lower depreciation of office equipment of $57,000.

During the fourth quarter of 2005, the Company realized a gain of $256,660 from proceeds received due to the demutualization of an insurance provider.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends of $.18 per share during 2006, for a total dividend distribution of $.72 per share for the year. On February 19, 2007, your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2007 to shareholders of record on March 5, 2007. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 73 years.

PROPERTY, PLANT AND EQUIPMENT

Capital expenditures during 2006 totaled $1,451,756, of which $1,374,009 was invested in equipment for our fastener operations. Approximately $680,000 was spent on cold-heading equipment that will expand our capabilities to make larger parts and approximately $233,000 was spent on equipment for performing secondary operations, such as grinding and shaving of parts. Additionally, approximately $346,000 was spent on inspection equipment. The remaining additions were for computer hardware and other equipment not specifically assigned to a single segment.

Total capital expenditures in 2005 were $647,162. Of the total, $460,000 was invested in building improvements, including $422,495 for new roofs at two facilities. Fastener segment equipment additions amounted to $91,000, primarily for equipment related to plating of parts and quality control. Assembly equipment segment additions totaled $36,000, with approximately $32,000 expended for equipment used to manufacture perishable tooling. The remaining additions related primarily to computer equipment and other miscellaneous equipment benefiting both operating segments.

Capital investments totaled $1.4 million during 2004. Capital expenditures were concentrated within the fastener segment, where investment totaled $1.3 million. Of this total, $1.1 million was invested to purchase cold-heading machinery and related equipment used in the manufacture of fasteners. The remainder of the expenditures within the fastener segment was for various building improvements, additional waste treatment equipment required to meet environmental requirements, and material handling equipment. The balance of the Company's 2004 capital expenditures covered a variety of smaller items, including computers and other office equipment.

Depreciation expense amounted to $1,659,834 in 2006, $1,703,382 in 2005, and $1,757,962 in 2004.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital increased approximately $.4 million between December 31, 2005 and December 31, 2006. The Company's holdings in cash, cash equivalents and certificates of deposit amounted to approximately $5.7 million at the end of 2006, a slight increase compared with the prior year-end. Inventories were reduced by nearly $.5 million, as higher than normal quantities on hand during the last two years to guard against supply shortages were further reduced. Accounts receivable increased $.5 million compared with the prior year-end, primarily due to a change in the regular payment schedule for a certain customer and not due to any specific collection concern. The accrual for profit sharing contribution increased $.1 million compared to the prior year, due to more profitable operations in 2006, while the remaining accrued expenses decreased $.3 million as accrued plant closing expenses as of December 31, 2006 were offset by reductions in the liability for income taxes and customer deposits. The Company's investing activities in 2006 primarily consisted of capital expenditures of $1.3 million and the net investment in certificates of deposit of $4.4 million. The only financing activity during 2006 was the payment of $.7 million in dividends. The Company has a $1.0 million line of credit, which expires May 31, 2007. This line of credit remains unused.

Off-Balance Sheet Arrangements

The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements.

The following table presents a summary of the Company's contractual obligations as of December 31, 2006:

Contractual Obligation	Payments Due By Period Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	More Than 5 Years
Long-term Debt	$ —	$ —	$ —	$ —	$ —
Capital Lease Obligations	—	—	—	—	—
Operating Leases	39,934	29,830	10,104	—	—
Purchase Obligations	286,884	257,605	28,163	1,116	—
Total	$326,818	$287,435	$ 38,267	$ 1,116	$ —

Management believes that current cash; cash equivalents, operating cash flow and available line of credit will be sufficient to provide adequate working capital for the foreseeable future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2006, the Company did not have any outstanding debt. The Company did not use any derivative financial instruments during 2006.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. A summary of critical accounting policies can be found in Note 1 of the financial statements.

NEW ACCOUNTING STANDARDS

The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of PricewaterhouseCoopers LLP served as the Company's independent registered public accounting firm for the year ended December 31, 2004.

On February 28, 2005, the Company was notified by PricewaterhouseCoopers LLP that they would not stand for re-election as the Company's independent registered public accounting firm for the year ending December 31, 2005. PricewaterhouseCoopers LLP agreed, however, to continue to serve as the Company's independent registered public accounting firm until completion of its procedures on the financial statements of the Company for the year ended December 31, 2004. On March 21, 2005, PricewaterhouseCoopers LLP completed its procedures on the financial statements of the Company for the year ended December 31, 2004, and ceased serving as the Company's independent registered public accounting firm.

On March 23, 2005, the Audit Committee engaged Grant Thornton LLP to serve as the Company's independent registered public accounting firm for the year ended December 31, 2005.

The report of PricewaterhouseCoopers LLP on the Company's financial statements for the year ended December 31, 2004 did not contain an adverse opinion or a disclaimer of opinion and is not qualified or modified as to uncertainty, audit scope or accounting principle. During the year ended December 31, 2004 and through March 21, 2005, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference thereto in its report on the Company's financial statements for that year. During the year ended December 31, 2004 and through March 21, 2005, there were no "reportable events" (as defined in SEC Regulation S-K Item 304(a)(1)(v)).

Between January 1, 2003 and the engagement of Grant Thornton LLP on March 23, 2005, neither the Company nor anyone acting on behalf of the Company consulted with Grant Thornton LLP regarding either (i) the application of accounting principles to a specified completed or contemplated transaction or the type of audit opinion that might be rendered on the Company's financial statements; as such, no written or oral advice was provided or (ii) any matter that was either the subject of a disagreement with PricewaterhouseCoopers LLP or a "reportable event."

PERSONNEL

On May 9, 2006, the Board of Directors elected Michael J. Bourg to the positions of President, Chief Operating Officer and Treasurer of the Company, replacing John C. Osterman who had announced on November 21, 2005 his intention to retire from the Company.

OUTLOOK FOR 2007

While we are certainly pleased to report a return to profitable operations in 2006, many challenges are evident as we begin the new year. Automotive industry conditions continue to be challenging domestically due to overcapacity, high retiree benefits costs and intense competition. Due to our heavy reliance upon the domestic auto market we are impacted by these conditions. We expect these conditions to continue for the foreseeable future as end-users of our products continue to look for cost savings in their own operations. The domestic "Big Three" automakers are at varying stages of well-publicized restructurings and the effects of these restructurings on their suppliers remain unclear. At the same time, customer demand for higher quality and lower prices continues unabated. While we have obtained sales from customers that supply the import brands, we will need to further penetrate that market to offset production cuts of the domestic brands. Our ability to increase revenues as well as diversifying our customer base will be a significant factor in our future growth.

Although we reported higher revenues and profits in the assembly equipment segment during 2006, our volume of activity measured in units sold actually declined. Given industrial output data currently available, we have no reason to expect any significant improvement in this segment in the near-term. The increase reported in 2006 was primarily due to specialty equipment sales, which although providing higher revenue opportunities, are also less predictable in nature.

We will continue our efforts to increase our sales revenues in all markets by emphasizing value over price and will focus on more complex products used by customers for which our expertise, service and unsurpassed quality are important factors in making purchasing decisions. At the same time, we will continue to pursue solutions that help improve our operations at all levels while continuing our efforts to control operating costs.

Our future success is dependent on how we anticipate, and respond to, many ever-changing factors. We believe that the valuable contributions of our employees, whose dedicated efforts allowed for the turnaround achieved in 2006, and our sound financial condition, will help us face the challenges ahead in 2007. We also wish to thank our customers and our shareholders for their continued support.

Respectfully,

John A. Morrissey
Chairman

Michael J. Bourg
President

March 20, 2007

FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, those disclosed under "Risk Factors" in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales to two major customers, the price and availability of raw materials, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

December 31	2006	2005
Assets		
Current Assets		
Cash and Cash Equivalents	**$ 367,581**	$ 4,730,837
Certificates of Deposit	**5,405,000**	1,005,000
Accounts Receivable — Less allowances of $150,000 and $210,000, respectively	**5,902,628**	5,370,611
Inventories	**5,481,309**	5,971,695
Deferred Income Taxes	**499,191**	560,191
Prepaid Income Taxes	**118,914**	—
Other Current Assets	**294,593**	232,142
Total Current Assets	**18,069,216**	17,870,476
Net Property, Plant and Equipment	**9,837,260**	10,051,508
Total Assets	**$27,906,476**	$27,921,984
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable	**$ 1,431,468**	$ 1,452,314
Accrued Wages and Salaries	**693,442**	680,969
Accrued Profit Sharing Plan Contribution	**225,000**	125,000
Accrued Plant Closing Expense	**217,443**	—
Other Accrued Expenses	**259,680**	772,270
Total Current Liabilities	**2,827,033**	3,030,553
Deferred Income Taxes	**1,076,275**	1,313,275
Total Liabilities	**3,903,308**	4,343,828
Commitments and Contingencies (Note 10)	**—**	—
Shareholders' Equity		
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	**—**	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued	**1,138,096**	1,138,096
Additional Paid-in Capital	**447,134**	447,134
Retained Earnings	**26,340,036**	25,915,024
Treasury Stock, 171,964 Shares at cost	**(3,922,098)**	(3,922,098)
Total Shareholders' Equity	**24,003,168**	23,578,156
Total Liabilities and Shareholders' Equity	**$27,906,476**	$27,921,984

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	**2006**	2005	2004
Net Sales and Lease Revenue	**$40,369,977**	$39,760,756	$39,232,866
Cost of Goods Sold and Costs Related to Lease Revenue	**32,529,465**	34,060,469	30,954,797
Gross Profit	**7,840,512**	5,700,287	8,278,069
Selling and Administrative Expenses	**6,033,699**	6,723,386	6,041,045
Plant Closing Expenses	**422,934**	—	—
Operating Profit (Loss)	**1,383,879**	(1,023,099)	2,237,024
Other Income, net	**264,748**	418,487	78,410
Income (Loss) Before Income Taxes	**1,648,627**	(604,612)	2,315,434
Provision for Income Taxes	**528,000**	(206,000)	792,000
Net Income (Loss)	**$ 1,120,627**	$ (398,612)	$ 1,523,434
Net Income (Loss) Per Share	**$ 1.16**	$ (.41)	$ 1.58

Consolidated Statements of Retained Earnings

For the Years Ended December 31	**2006**	2005	2004
Retained Earnings at Beginning of Year	**$25,915,024**	$27,154,171	$26,326,352
Net Income (Loss)	**1,120,627**	(398,612)	1,523,434
Cash Dividends Paid, $.72 Per Share in 2006, $.87 Per Share in 2005 and $.72 Per Share in 2004	**(695,615)**	(840,535)	(695,615)
Retained Earnings at End of Year	**$26,340,036**	$25,915,024	$27,154,171

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	**2006**	2005	2004
Cash Flows from Operating Activities:			
Net Income (Loss)	**$ 1,120,627**	$ (398,612)	$ 1,523,434
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	**1,659,834**	1,703,382	1,757,962
Net (Gain) Loss on the Sale of Properties	**(16,830)**	38,088	2,148
Gain from Demutualization	—	(256,660)	—
Deferred Income Taxes	**(176,000)**	(244,000)	19,000
Changes in Operating Assets and Liabilities:			
Accounts Receivable, net	**(532,017)**	(502,996)	(318,447)
Inventories	**490,386**	270,775	(1,008,682)
Other Current Assets	**(181,365)**	(12,645)	(937)
Accounts Payable	**(145,120)**	81,239	40,501
Accrued Wages and Salaries	**12,473**	(25,732)	(47,693)
Accrued Profit Sharing Plan Contribution	**100,000**	(127,312)	119,069
Other Accrued Expenses	**(295,147)**	167,625	233,705
Net Cash Provided by Operating Activities	**2,036,841**	693,152	2,320,060
Cash Flows from Investing Activities:			
Capital Expenditures	**(1,327,482)**	(643,308)	(1,342,906)
Proceeds from the Sale of Properties	**23,000**	500	2,730
Proceeds from Demutualization	—	256,660	—
Proceeds from Certificates of Deposit	**13,425,000**	1,035,000	665,000
Purchases of Certificates of Deposit	**(17,825,000)**	(1,235,000)	(1,015,000)
Net Cash Used in Investing Activities	**(5,704,482)**	(586,148)	(1,690,176)
Cash Flows from Financing Activities:			
Cash Dividends Paid	**(695,615)**	(840,535)	(695,615)
Net Cash Used in Financing Activities	**(695,615)**	(840,535)	(695,615)
Net Decrease in Cash and Cash Equivalents	**(4,363,256)**	(733,531)	(65,731)
Cash and Cash Equivalents:			
Beginning of Year	**4,730,837**	5,464,368	5,530,099
End of Year	**$ 367,581**	$ 4,730,837	$ 5,464,368
Cash Paid During the Year for:			
Income Taxes	**$ 1,015,091**	$ —	$ 573,307
Supplemental Schedule of Non-cash Investing Activities:			
Capital Expenditures in Accounts Payable	**$ 124,274**	$ 3,854	$ 16,676

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1—Nature of Business and Significant Accounting Policies

Nature of Business—The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners, screw machine products, automatic rivet setting machines, parts and tools for such machines, and the leasing of automatic rivet setting machines.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. (H & L Tool). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition—Revenues from product sales are recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience in accordance with SEC Staff Accounting Bulletin No. 104. Cash received by the Company prior to shipment is recorded as deferred revenue. The Company experiences a certain degree of sales returns that varies over time. In accordance with Statement of Financial Accounting Standards No. 48 ("FAS 48"), "Revenue Recognition When Right of Return Exists," the Company is able to make a reasonable estimation of expected sales returns based upon history and as contemplated by the requirements of FAS 48. The Company records all shipping and handling fees billed to customers as revenue, and related costs as cost of sales, when incurred, in accordance with Emerging Issues Task Force "EITF" Abstract 00-10, "Accounting for Shipping and Handling Fees and Costs."

Lease Income—Automatic rivet setting machines are available to customers on either a sale or lease basis. The leases are generally for a quarterly or one-year term, are cancelable at the option of the Company or the customer and are accounted for under the operating method, whereby the Company recognizes lease revenue over the term of the lease. Rentals are billed in advance, and revenues attributable to future periods are included in unearned revenue in the consolidated balance sheets. Costs related to lease revenue, other than the cost of the machines, are expensed as incurred.

Credit Risk—The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States. The Company has established an allowance for accounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company's previous loss history and the customer's current ability to pay its obligation. Accounts receivable balances are charged off against the allowance when it is determined that the receivable will not be recovered.

Cash and Cash Equivalents—The Company considers all highly liquid investments, including certificates of deposit, with a maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and certificates of deposit approximate fair value.

Inventories—Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method.

Property, Plant and Equipment—Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is placed in service. The estimated useful lives by asset category are:

Asset category	Estimated useful life
Land improvements	15 to 25 years
Buildings and improvements	10 to 35 years
Machinery and equipment	7 to 15 years
Automatic rivet setting machines on lease	10 years
Capitalized software costs	3 to 5 years
Other equipment	3 to 15 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized in current operations. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

Income Taxes—Deferred income taxes are determined under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements.

Segment Information—The Company reports segment information in accordance with Statement of Financial Accounting Standards No. 131 ("FAS 131"), "Disclosures about Segments of an Enterprise and Related Information." FAS 131 requires that segments be based on the internal structure and reporting of the Company's operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2006, 2005 and 2004.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant items subject to estimates and assumptions include deferred taxes and valuation allowances for accounts receivable and inventory obsolescence. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The Company has estimated that its potential impact to retained earnings will not be material.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108"), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that the Company quantify misstatements based on their impact on each of its financial statements and related disclosures. SAB 108 is to become effective for fiscal years ending after November 15, 2006. The Company has adopted SAB 108 effective as of December 31, 2006. The adoption of this bulletin did not have a material impact on its financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("FAS 157"), "Fair Value Measurements." FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, FAS 157 does not require any new fair value measurements. The Company is currently evaluating the impact this standard will have on its operating income and statement of financial position. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt FAS 157 as of January 1, 2008, as required.

2—Balance Sheet Details

	2006	2005
Inventories:		
Raw materials	**$ 1,333,857**	$ 1,586,744
Work in process	**1,907,653**	2,218,774
Finished goods	**2,239,799**	2,166,177
	$ 5,481,309	$ 5,971,695
Net Property, Plant and Equipment:		
Land and improvements	**$ 1,029,035**	$ 1,029,035
Buildings and improvements	**6,321,609**	6,251,144
Machinery and equipment, leased machines and other	**29,411,746**	29,163,667
	36,762,390	36,443,846
Accumulated depreciation	**26,925,130**	26,392,338
	$ 9,837,260	$10,051,508
Other Accrued Expenses:		
Property taxes	**$ 116,250**	$ 115,799
Unearned revenue and customer deposits	**104,676**	339,943
All other items	**38,754**	316,528
	$ 259,680	$ 772,270

3—Leased Machines—Lease revenue amounted to $100,948 in 2006, $107,298 in 2005 and $107,976 in 2004. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

	2006	2005
Cost	**$232,499**	$246,965
Accumulated depreciation	**221,356**	233,873
Carrying value	**$ 11,143**	$ 13,092

4—Income Taxes—The provision for income tax expense (benefit) consists of the following:

	2006	2005	2004
Current:			
Federal	**$ 699,000**	$ 38,000	$ 766,000
State	**5,000**	—	7,000
Deferred	**(176,000)**	(244,000)	19,000
	$ 528,000	$(206,000)	$ 792,000

The deferred tax liabilities and assets consist of the following:

	2006	2005
Depreciation and amortization	**$(1,076,275)**	$(1,319,998)
Inventory	**292,133**	307,912
Accrued vacation	**152,993**	176,076
Allowance for doubtful accounts	**51,960**	72,700
Other, net	**2,105**	10,226
	499,191	566,914
	$ (577,084)	$ (753,084)

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2006		2005		2004	
	Amount	**%**	Amount	%	Amount	%
Expected tax at U.S. Statutory rate	**$560,000**	**34.0**	$(206,000)	(34.0)	$787,000	34.0
Permanent differences	**(35,000)**	**(2.1)**	—	—	—	—
State taxes, net of federal benefit	**3,000**	**.1**	—	—	5,000	.2
Income tax expense (benefit)	**$528,000**	**32.0**	$(206,000)	(34.0)	$792,000	34.2

5—Note Payable—The Company has a $1 million line of credit, which expires May 31, 2007, and remained unused at December 31, 2006. The line is unsecured and bears interest at a variable rate that is based upon, at the election of the Company, Bank of America's prime rate less an applicable margin or the London Inter-Bank Offering Rate plus an applicable margin.

6—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $225,000 in 2006, $125,000 in 2005 and $252,000 in 2004.

7 — Other Income, net — consists of the following:

	2006	2005	2004
Interest income	**$249,618**	$148,049	$ 64,488
Gain from demutualization	**—**	256,660	—
Other	**15,130**	13,778	13,922
	$264,748	$418,487	$ 78,410

During 2005, the Company realized a gain of $256,660 from proceeds received due to the demutualization of an insurance provider.

8—Segment Information—The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw machine products. The assembly equipment segment includes automatic rivet setting machines, parts and tools for such machines and the leasing of automatic rivet setting machines. Information by segment is as follows:

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2006:				
Net sales and lease revenue	$34,421,398	$5,948,579	$ —	$40,369,977
Depreciation	1,467,984	101,210	90,640	1,659,834
Segment profit	2,454,068	1,493,852	—	3,947,920
Selling and administrative expenses			(2,125,977)	(2,125,977)
Plant closing expenses	(422,934)	—	—	(422,934)
Interest income			249,618	249,618
Income before income taxes				1,648,627
Capital expenditures	1,374,009	—	77,747	1,451,756
Segment assets:				
Accounts receivable	5,363,451	539,177	—	5,902,628
Inventory	3,877,545	1,603,764	—	5,481,309
Property, plant and equipment	7,712,639	1,182,414	942,207	9,837,260
Other assets	—	—	6,685,279	6,685,279
				27,906,476
Year Ended December 31, 2005:				
Net sales and lease revenue	$33,949,293	$5,811,463	$ —	$39,760,756
Depreciation	1,519,971	104,968	78,443	1,703,382
Segment profit	180,156	1,249,094	—	1,429,250
Selling and administrative expenses			(2,438,571)	(2,438,571)
Interest income			148,049	148,049
Gain from demutualization			256,660	256,660
Loss before income taxes				(604,612)
Capital expenditures	451,601	35,555	160,006	647,162
Segment assets:				
Accounts receivable	4,758,839	611,772	—	5,370,611
Inventory	4,113,081	1,858,614	—	5,971,695
Property, plant and equipment	7,807,711	1,283,624	960,173	10,051,508
Other assets	—	—	6,528,170	6,528,170
				27,921,984
Year Ended December 31, 2004:				
Net sales and lease revenue	$32,477,800	$6,755,066	$ —	$39,232,866
Depreciation	1,513,978	112,868	131,116	1,757,962
Segment profit	2,884,308	1,648,034	—	4,532,342
Selling and administrative expenses			(2,281,396)	(2,281,396)
Interest income			64,488	64,488
Income before income taxes				2,315,434
Capital expenditures	1,332,122	19,774	7,686	1,359,582
Segment assets:				
Accounts receivable	4,318,921	548,694	—	4,867,615
Inventory	4,313,907	1,928,563	—	6,242,470
Property, plant and equipment	8,912,268	1,355,437	878,611	11,146,316
Other assets	—	—	7,043,056	7,043,056
				29,299,457

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 28, 24 and 22 percent and 13, 13 and 13 percent of consolidated revenues during 2006, 2005 and 2004, respectively. The accounts receivable balances for these customers accounted for 37 and 22 percent of consolidated accounts receivable for the larger customer and 13 and 17 percent for the other customer, as of December 31, 2006 and 2005, respectively.

9—Shareholder Rights Agreement—On November 22, 1999, the Company adopted a shareholder rights agreement and declared a dividend distribution of one right for each outstanding share of Company common stock to shareholders of record at the close of business on December 3, 1999. Each right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $90, subject to adjustment. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock, including the purchase of 10 percent or more by any person or group. The rights will expire on December 2, 2009 unless they are extended, redeemed or exchanged.

10—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $48,000, $38,000 and $44,000 for 2006, 2005 and 2004, respectively. Total future minimum rentals at December 31, 2006 are not significant.

The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

11—Plant Closing—The Company recorded various charges during 2006 related to the closure of its Jefferson, Iowa facility. The facility had been operating below capacity, and the Company determined to transfer production activities to Tyrone, Pennsylvania as part of its cost savings efforts. The Jefferson facility ceased operations in December 2006. As a result of the closure, the Company recorded plant closing expenses of $422,934. Additional expenses may be incurred in preparing the facility for sale.

The following is a summary of liabilities recorded on the accompanying balance sheet as accrued plant closing expenses at December 31, 2006:

	Severance and Benefits	Facility Closure Costs	Total
Balance at January 1, 2006	$ —	$ —	$ —
Charge	347,929	75,005	422,934
Payments	(170,855)	(34,636)	(205,491)
Non-cash reduction	—	—	—
Balance at December 31, 2006	$ 177,074	$ 40,369	$ 217,443

Future cash outlays related to the closure are anticipated to be $217,443 in fiscal year 2007.

12—Subsequent Event—On February 19, 2007, the Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2007 to shareholders of record on March 5, 2007.

Reports of Independent Registered Public Accounting Firms

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (an Illinois corporation) and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Chicago Rivet & Machine Co. and subsidiary as of and for the year ended December 31, 2004, were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 21, 2005.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
March 20, 2007

To the Board of Directors and Shareholders of Chicago Rivet & Machine Co.

In our opinion, the consolidated statements of income, retained earnings and cash flows for the year ended December 31, 2004 present fairly, in all material respects, the results of operations and cash flows of Chicago Rivet & Machine Co. and its subsidiary for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 21, 2005

Quarterly Financial Data (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2006				
Net Sales and Lease Revenue	$10,940,951	$11,057,366	$9,132,463	$9,239,197
Gross Profit	2,155,170	2,677,842	1,779,827	1,227,673
Net Income	389,284	468,526	238,179	24,638
Per Share Data:				
Net Income Per Share	.40	.49	.24	.03
Average Common Shares Outstanding	966,132	966,132	966,132	966,132
2005				
Net Sales and Lease Revenue	$10,082,862	$10,064,392	$9,718,361	$9,895,141
Gross Profit	1,602,439	1,417,751	1,459,759	1,220,338
Net Income (Loss)	(76,765)	(152,487)	(169,780)	420
Per Share Data:				
Net Income (Loss) Per Share	(.08)	(.16)	(.17)	.00
Average Common Shares Outstanding	966,132	966,132	966,132	966,132
2004				
Net Sales and Lease Revenue	$10,168,964	$10,237,556	$9,324,695	$9,501,651
Gross Profit	2,022,406	2,230,568	2,154,471	1,870,624
Net Income	290,988	386,276	601,615	244,555
Per Share Data:				
Net Income Per Share	.30	.40	.62	.26
Average Common Shares Outstanding	966,132	966,132	966,132	966,132

Information on Company's Common Stock

The Company's common stock is traded on the American Stock Exchange (trading privileges only, not registered.) The ticker symbol is: CVR.

At December 31, 2006, there were approximately 250 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range			
Quarter	**2006**	2005	**2006**		2005	
First	**$.18**	$.33*	**$21.00**	**$17.50**	$32.69	$27.40
Second	**.18**	.18	**$24.25**	**$19.45**	$32.25	$28.60
Third	**.18**	.18	**$24.89**	**$22.00**	$29.25	$24.20
Fourth	**.18**	.18	**$24.55**	**$20.29**	$24.37	$20.00

* Includes an extra dividend of $.15 per share.

Selected Financial Data

	2006	2005	2004	2003	2002
Net Sales and Lease Revenue	**$40,369,977**	$39,760,756	$39,232,866	$38,190,908	$43,012,766
Income (Loss) Before Income Taxes	**1,648,627**	(604,612)	2,315,434	1,242,527	3,961,075
Net Income (Loss)	**1,120,627**	(398,612)	1,523,434	817,527	2,604,075
Net Income (Loss) Per Share	**1.16**	(.41)	1.58	.85	2.69
Dividends Per Share	**.72**	.87	.72	.97	.87
Average Common Shares Outstanding	**966,132**	966,132	966,132	966,132	966,537
Working Capital	**15,242,183**	14,839,923	15,222,262	14,020,185	12,874,182
Total Assets	**27,906,476**	27,921,984	29,299,457	28,138,380	30,088,173
Total Debt	—	—	—	—	1,632,760
Shareholders' Equity	**24,003,168**	23,578,156	24,817,303	23,989,484	24,109,105

STOCK PERFORMANCE GRAPH

The graph set forth below shows the cumulative total return to shareholders for the five-year period ended December 31, 2006 for the Company's common stock, as compared to the Total Return Index for the American Stock Exchange (US) and the Dow Jones US Auto Parts Index. The graph assumes $100 was invested on December 31, 2001, in Chicago Rivet & Machine Co., in the American Stock Exchange (US) and the Dow Jones US Auto Parts Index. Cumulative total shareholder return assumes all dividends are reinvested. The values shown in the graph are as of the end of each period indicated.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Chicago Rivet & Machine Co., the Total Return Index for the American Stock Exchange (US) and the Dow Jones US Auto Parts Index



$175
$150
$125
$100
$75
$50
$25
$0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Chicago Rivet & Machine Co.
Dow Jones US Auto Parts Index
Amex Total Return US

CORPORATE OFFICERS

John A. Morrissey
Chairman, Chief
Executive Officer

Michael J. Bourg
President, Chief Operating
Officer and Treasurer

Nirendu Dhar
General Manager of
H & L Tool Company, Inc.

Kimberly A. Kirhofer
Secretary


Chicago Rivet

END

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • Telephone: (630) 357-8500